EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
Sociedad Contractual Minera Eton Chile	Chile	100%
Sociedad Contractual Minera Retexe Chile	Chile	100%
Eton Mining Corp.	British Columbia	100%